Exhibit 99.1

PRESS RELEASE

TESMA INTERNATIONAL INC.
ANNOUNCES AGREEMENT TO ACQUIRE
U.S. BASED AUTOMOTIVE SUPPLIER
DAVIS INDUSTRIES, INC.

December 18, 2003, Concord, Ontario, Canada... Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA) today announced that it has signed an agreement to acquire 100% of the outstanding shares of privately-held automotive supplier Davis Industries, Inc. (Davis) currently headquartered in Plymouth, Michigan.

Davis employs over 700 people in 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee and one engineering centre in Michigan. The company's product line includes driveplate assemblies, transmission shells and oil pan assemblies, engine valve covers, other powertrain stampings and assemblies, heat shields, body and chassis stampings and fuel filler door assemblies. Davis' main product focus, in the area of stamped powertrain components and assemblies, will complement and broaden Tesma's current product offerings and customer base. Davis supplies OEM customers in North America and Europe, including Ford, Nissan, Honda, General Motors, DaimlerChrysler and Navistar. Through its other Tier 1 customer relationships, Davis also supplies products used in vehicles manufactured for Toyota, BMW, Nissan and Honda. Davis has achieved notable success in meeting the needs of the New Domestic OEMs, as over one-third of its sales are to these manufacturers or their Tier 1 suppliers. For the most recently completed fiscal year ended September 30, 2003, Davis reported sales of approximately U.S.$129 million.

The closing of the transaction is expected to occur on January 2, 2004, and Tesma intends to fund the acquisition through currently available cash resources and the assumption of certain debt obligations of Davis. Management anticipates that the transaction will be immediately accretive to Tesma's earnings and, following successful integration and the achievement of anticipated synergies during 2004, accretive in excess of U.S.$0.10 per share on an annualized basis.

Anthony Dobranowski, Tesma's President and Chief Financial Officer, stated that, "The acquisition of Davis helps further our strategic efforts in establishing Tesma as a pre-eminent global powertrain systems supplier. Davis' strong relationships with Ford, the New Domestic OEMs and their Tier 1 suppliers will provide us with an opportunity to expand our current relationships and to cross-sell our larger base of powertrain products to these customers. Davis' three facilities, all located in the U.S.A., will more than triple Tesma's U.S. manufacturing base and will provide a facility in the southern U.S. (Tennessee) which is proximate to many of the New Domestic OEMs. The acquisition will also provide improved balance in our North American operations which, given the recent strength of the Canadian dollar, should help to improve our competitive position. We look forward to completing this transaction and welcoming the Davis employees into the Tesma family."

Tesma currently employs over 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and four focused tooling, design and R&D centres in each of our Engine, Transmission and Fuel Technologies groups.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry. For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: either Anthony Dobranowski at (905) 417-2155 or Jim Moulds at (905) 417-2159. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.